                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of October 2001

        WESTLINKS RESOURCES LTD.
             (Exact name of registrant as specified in its charter)

Suite 2600, 500 - 4 Avenue S.W., Calgary, Alberta, Canada  T2P 2v6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                  No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Westlinks Resources Receives Approval for Extension of its Warrants
October 12, 2001 2:28:00 PM ET

CALGARY, Oct. 12 /PRNewswire/ - Westlinks Resources Ltd. "WLKS" (CDNX: WLX) announced today that the Canadian Venture Exchange has granted approval of its application for an extension of the Warrants "WLKSW" which were scheduled to expire on October 17. The new expiration date of the Warrants is April 17, 2002. The price for the exercise of the Warrants has changed from $4.50 U.S. to $3.50 U.S.

"Unfortunately, the tragic events in the United States have disrupted the financial markets. As a result, we believe that our current share price does not accurately reflect the fundamentals of our business. We believe this approval will be beneficial to the warrant holders as they will have the ability to exercise their warrants under more normal market conditions," said Reg Greenslade, Westlinks' Chief Executive Officer. "In addition to the Altares Project which has the potential to double the Company's gas production and reserves, the Company has never had stronger drilling, development and optimization opportunities."

Westlinks also announced that in conjunction with its Share Repurchase Programs it has purchased 220,000 shares of common stock to date. The Company anticipates that it will continue to purchase its common stock in the market as conditions warrant.

About Westlinks Resources Ltd.

Westlinks is a Canadian oil and gas company with its common shares listed on the Canadian Venture Exchange under the symbol "WLX" and on the Nasdaq Exchange under the symbol "WLKS". The Company's publicly traded warrants trade on the Nasdaq Exchange under the symbol "WLKSW". The Canadian Venture Exchange has neither approved nor disapproved the financial information contained herein.

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements". These statements involve risks that could significantly impact Westlinks. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties. SOURCE Westlinks Resources Ltd.

                                       SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 16, 2001

                                          Westlinks Resources Ltd.

                                          By: /s/ Luc Chartrand
                                          -------------------------------
                                          Name:  Luc Chartrand
                                          Title: Chief Financial Officer